UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Lee Enterprises, Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

523768909

(CUSIP Number)

MARSHALL ANSTANDIG

MNG ENTERPRISES, INC.

5990 Washington St.

Denver, Colorado 80216

(408) 920-5999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 371,117
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 371,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 371,117
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 371,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 371,117
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 371,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 371,117
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 371,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 371,117
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 371,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on January 29, 2020, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on June 10, 2020, and as further amended by Amendment No. 2 filed on November 23, 2021, as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Items 2(a) and 2(b) of Schedule 13D is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i)	MNG Enterprises, Inc., a Delaware corporation (“MNG”);

(ii)	MNG Investment Holdings LLC, a Delaware limited liability company (“MNG Holdings”);

(iii)	Strategic Investment Opportunities, LLC, a Delaware limited liability company (“Opportunities”);

(iv)	Alden Global Capital LLC, a Delaware limited liability company (“Alden”); and

(v)	Heath Freeman, as the President of Alden.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of the Reporting Persons. To the best of the Reporting Persons’ knowledge, except as set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The principal business address of each of MNG, MNG Holdings and Opportunities is 5990 Washington St., Denver, Colorado 80216. The principal business address of each of Alden and Mr. Freeman is 777 South Flagler Drive, Suite 800W, West Palm Beach, Florida 33401.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated to read as follows:

The Shares reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 371,117 Shares reported herein is approximately $9,047,418, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

As previously disclosed in Amendment No. 2 to Schedule 13D, on November 22, 2021, Alden Global Capital, LLC (“Alden”) delivered a Non-Binding Proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) in respect of a potential offer by Alden to acquire all of the outstanding shares of common stock of the Issuer at a price per Share equal to $24.00 in cash, representing a substantial premium of approximately 30% to the Issuer’s unaffected closing share price of $18.49 on November 19, 2021.

Alden’s strong hope is that the Board will engage meaningfully and expeditiously with Alden in furtherance of a negotiated transaction.

However, in light of the November 26, 2021, deadline for stockholder nominations in connection with the Issuer’s 2022 Annual Meeting, in order to preserve its rights to seek the election of director candidates in the event that the Board refuses to substantively engage with Alden regarding its Proposal, Opportunities delivered a letter to the Issuer on November 26, 2021, nominating Colleen Brown, Carlos Salas and John Zieser (collectively, the “Nominees”) for election to the Board at the Issuer’s 2022 Annual Meeting. The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their bios below.

Colleen B. Brown, age 63, served as President and Chief Executive Officer of Fisher Communications, Inc. (formerly NASDAQ: FSCI), a media company that owned a number of television, radio stations and technology facilities in the western United States, from 2005 to 2013, and served as an Executive Director from 2006 to 2013. Prior to that, Ms. Brown served as Senior Vice President – C-Suite at Belo Corp. (formerly NYSE: BLC), a media company that owned major market television stations as well as major newspapers, three local and two regional news channels and Belo Interactive. Earlier in her career, Ms. Brown served in the C-Suite of the Company (NASDAQ: LEE) as President of Broadcast, and she served in a number of senior management capacities at Gannett, Co. Inc. (NYSE: GCI), an international news and information company, including serving as President of KPNX, the NBC affiliate in Phoenix, Arizona, President of WFMY, the CBS affiliate in Greensboro, North Carolina, and Vice President of KUSA, the then ABC affiliate in Denver, Colorado. Ms. Brown currently serves as a director at Spark Networks SE (NYSE: LOV), a global dating company with a portfolio of brands designed for singles seeking serious relationships, since August 2019, Big 5 Sporting Goods (NASDAQ: BGFV), a sporting goods retailer, since August 2019, and TrueBlue Inc. (NYSE: TBI), a leading staffing, recruiting and workforce management company, since June 2014. Ms. Brown also serves as a director of Port Blakely Forestry, a privately-held family owned leader in enlightened land and resource management, and Delta Dental of Washington, a non-profit that offers private dental coverage. Ms. Brown previously served as Chairman of the board of directors of American Apparel Inc. (formerly NYSE: APP), a retailer, from 2014 to 2016, as a director of Boeing Employee Credit Union, a member-owned, not-for-profit financial cooperative, DataSphere Technologies, Inc., a provider of online and mobile advertising solutions, from 2008 to July 2017, as well as CareerBuilder, an online recruiting platform, and Classified Ventures, LLC, a Chicago-based digital media company. Ms. Brown is a member of NACD, IWF, and C200 and is a NACD Leadership Fellow. Ms. Brown received a Masters of Business Administration from the University of Colorado, Boulder and a Bachelor of Science in Business Administration from the University of Dubuque.

Carlos P. Salas, age 50, serves as President of The Change Company CDFI LLC (“The Change Company”), a financial services company focused on serving underbanked borrowers and communities across the U.S., since August 2021 and as a director of The Change Company and certain of its subsidiaries since August 2018. Previously, Mr. Salas served as Chief Executive Officer and President of COR Clearing LLC (n/k/a AxosClearing LLC, a subsidiary of Axos Financial Inc. (NYSE: AX)), a securities clearing firm serving FINRA-member broker-dealers, from June 2012 to July 2019, and Chief of Staff of Banc of California, Inc. (NYSE: BANC), a bank serving markets in the Western U.S., from August 2016 to January 2017. Earlier in his career, he served as Partner and Co-Founder of Dolphin Advisors, LLC, a private equity fund, as an investment banker at Credit Suisse First Boston (now a part of the investment banking division of Credit Suisse Group AG (NYSE: CS) (“Credit Suisse”)) and Donaldson, Lufkin & Jenrette, a U.S. investment bank that was acquired by Credit Suisse, and as an attorney at Cleary Gottlieb Steen & Hamilton LLP, a leading international law firm. Mr. Salas has previously served on the board of directors at several public and private companies, including Williams Controls, Inc. (formerly NYSE: WMCO), a public manufacturer of truck pedal sensors and assemblies; Tengasco, Inc. (n/k/a Riley Exploration Permian, Inc. (AMEX: REPX)), a public oil and gas exploration and production company, Boston Restaurant Associates, Inc., (formerly OTC: BRAI), a restaurant company with locations mainly in Greater Boston, ACT Teleconferencing, Inc. (formerly NASDAQ: ACTT), a global teleconferencing provider that was acquired by Premiere Global Services, Inc. (formerly NYSE: PGI) and, from December 2020 to April 2021, Dynamic Energy Services International LLC, an international services provider to oil and gas exploration and production companies;. Mr. Salas received a Juris Doctorate from the University of Chicago and a Bachelor of Arts from New York University.

John S. Zieser, age 62, currently serves as Chief Development Officer and General Counsel of Meredith Corporation (NYSE: MDP), an American media conglomerate, since 2006, and previously served in a number of other positions at Meredith Corporation from 1999 to 2006, including Vice President, Secretary and General Counsel, and has played a key leadership role in transforming Meredith Corporation’s business through multiple expansion initiatives in the media, digital, consumer revenue and licensing sectors. Prior to that, Mr. Zieser served as Group President at First Data Merchant Services, a subsidiary of First Data Corporation (formerly, NYSE: FDC), and held a number of other senior operations and development positions during his tenure there. Earlier in his career, he served as a corporate attorney at Sullivan & Cromwell LLP, an international white-shoe law firm, where he specialized in U.S. and international mergers, acquisitions, venture capital and private equity transactions. Mr. Zieser currently serves as Board Trustee at IPC Media Pension Trustee Limited, a $1B pension fund based in the United Kingdom, since January 2018. Mr. Zieser previously served as a founding board member at Texture, a digital magazine subscription service created by a consortium of big publishers, including Meredith Corporation, to market digital magazines, from 2010 until Mr. Zieser led the sale of Texture to Apple Inc. (NASDAQ: AAPL) in March 2018. Mr. Zieser received a Juris Doctorate from Cornell University, graduating Magna Cum Laude, and both a Masters of Business Administration and Bachelor of Business Administration with Beta Gamma Sigma honors from the University of Iowa.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D, as amended, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,888,983 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2021.

A.	MNG

(a)	MNG, as the sole member of MNG Holdings, may be deemed the beneficial owner of the 371,117 Shares owned by Opportunities.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 371,117

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 371,117

(c)

MNG has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	MNG Holdings

(a)	MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 371,117 Shares owned by Opportunities.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 371,117

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 371,117

(c)

MNG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares by Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

C.	Opportunities

(a)	As of the time of this filing, Opportunities beneficially owned 371,117 Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 371,117

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 371,117

(c)	The transaction in the Shares by Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Alden

(a)	Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG, may be deemed the beneficial owner of the 371,117 Shares owned by Opportunities.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 371,117

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 371,117

(c)

Alden has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

E.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 371,117 Shares owned by Opportunities.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 371,117

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 371,117

(c)

Mr. Freeman has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Opportunities since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

On November 28, 2021, the Reporting Persons, Messrs. Salas and Zieser and Ms. Brown entered into an Amended and Restated Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, if applicable, and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.3 Amended and Restated Joint Solicitation Agreement, dated November 28, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2021

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

SCHEDULE A

Directors and Executive Officers of MNG Enterprises, Inc.

Name	Principal Occupation	Principal Business Address	Citizenship

Maz Akram	Director	5990 Washington St. Denver, Colorado 80216	USA

Heath Freeman*	Director	*	*

R. Joseph Fuchs	Director	98 Herrick Road Southampton, New York 11968	USA

Christopher Minnetian	Director	1 Engle Street, Suite 201 Englewood, New Jersey 07631	USA

Martin Wade	Director	422 Berkley Road Stone Harbor, New Jersey 08247	USA

Guy Gilmore	Chief Operating Officer	5990 Washington St. Denver, Colorado 80216	USA

Michael Koren	Senior Vice President, Chief Financial Officer	5990 Washington St. Denver, Colorado 80216	USA

Marshall Anstandig	Senior Vice President, General Counsel and Secretary	4 North 2nd Street, Suite 700 San Jose, California 95113	USA

* Mr. Freeman is a Reporting Person and, as such, the information with respect to Mr. Freeman called for by Item 2 of Schedule 13D is set forth therein.

Executive Officers of MNG Investment Holdings LLC

Name	Principal Occupation	Principal Business Address	Citizenship
Michael Koren	Chief Financial Officer	5990 Washington St. Denver, Colorado 80216	USA

Marshall Anstandig	General Counsel and Secretary	4 North 2nd Street, Suite 700 San Jose, California 95113	USA

Executive Officers of Strategic Investment Opportunities LLC

Name	Principal Occupation	Principal Business Address	Citizenship
Michael Koren	Senior Vice President, Chief Financial Officer	5990 Washington St. Denver, Colorado 80216	USA

Marshall Anstandig	Senior Vice President, General Counsel and Secretary	4 North 2nd Street, Suite 700 San Jose, California 95113	USA

Executive Officers of Alden Global Capital LLC

Name	Principal Occupation	Principal Business Address	Citizenship
Heath Freeman	President	777 South Flagler Drive, Suite 800W West Palm Beach, Florida 33401	USA

Joshua Kleban	Chief Financial Officer	777 South Flagler Drive, Suite 800W West Palm Beach, Florida 33401	USA

Michael Monticciolo	Chief Legal Officer and Chief Compliance Officer	777 South Flagler Drive, Suite 800W West Palm Beach, Florida 33401	USA

SCHEDULE B

Transaction in the Shares Since the Filing of Amendment No. 2

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STRATEGIC INVESTMENT OPPORTUNITIES LLC

Purchase of Common Stock	12,097	24.0074	11/23/2021